UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CAPLEASE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

140288200

(CUSIP Number)

Roberta S. Matlin

President

Inland Investment Advisors, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

(630 218-8000)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140288200

1.	Names of Reporting Persons Inland American Real Estate Trust, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,825,872(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,825,872(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,825,872(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.3%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned is as of July 21, 2008.

(2) The percentage is calculated based on a total of 44,744,280 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 9, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 140288200

1.	Names of Reporting Persons Inland Western Retail Real Estate Trust, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 113,250(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 113,250(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 113,250(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned is as of July 21, 2008.

(2) The percentage is calculated based on a total of 44,744,280 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 9, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 140288200

1.	Names of Reporting Persons Inland Investment Advisors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,137,822(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,137,822(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,137,822(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%(2)

14.	Type of Reporting Person (See Instructions) IA, CO

(1) The number of shares reported as beneficially owned is as of July 21, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc. through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 44,744,280 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 9, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 140288200

1.	Names of Reporting Persons Inland Real Estate Investment Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,137,822(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,137,822(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,137,822(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%(2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1) The number of shares reported as beneficially owned is as of July 21, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., a wholly-owned subsidiary of Inland Real Estate Investment Corp., through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 44,744,280 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 9, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 140288200

1.	Names of Reporting Persons The Inland Group, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,137,822(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,137,822(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,137,822(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%(2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1) The number of shares reported as beneficially owned is as of July 21, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly-owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 44,744,280 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 9, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 140288200

1.	Names of Reporting Persons Eagle Financial Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,000(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned is as of July 21, 2008.

(2) The percentage is calculated based on a total of 44,744,280 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 9, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 140288200

1.	Names of Reporting Persons The Inland Real Estate Transactions Group, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,000(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1) The number of shares reported as beneficially owned is as of July 21, 2008.

(2) The percentage is calculated based on a total of 44,744,280 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 9, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 140288200

1.	Names of Reporting Persons Inland Mortgage Investment Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,500(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,500(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1) The number of shares reported as beneficially owned is as of July 21, 2008.

(2) The percentage is calculated based on a total of 44,744,280 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 9, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 140288200

1.	Names of Reporting Persons Minto Builders (Florida), Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 53,100(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 53,100(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,100(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned is as of July 21, 2008.

(2) The percentage is calculated based on a total of 44,744,280 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 9, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 140288200

1.	Names of Reporting Persons Daniel L. Goodwin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,137,822(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,137,822(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,137,822(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%(2)

14.	Type of Reporting Person (See Instructions) HC, IN

(1) The number of shares reported as beneficially owned is as of July 21, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly-owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.  Mr. Goodwin is the controlling shareholder of The Inland Group, Inc.

(2) The percentage is calculated based on a total of 44,744,280 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 9, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 140288200

1.	Names of Reporting Persons Robert H. Baum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,000(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)

14.	Type of Reporting Person (See Instructions) IN

(1) The number of shares reported as beneficially owned is as of July 21, 2008.

(2) The percentage is calculated based on a total of 44,744,280 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of May 9, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No.   140288200

This Amendment No. 2 to schedule 13D (the “Amendment No. 2”) amends and supplements the schedule 13D filed by Inland American Real Estate Trust, Inc., Inland Western Retail Real Estate Trust, Inc., Inland Investment Advisors, Inc., Inland Real Estate Investment Corporation, The Inland Group, Inc., Eagle Financial Corp., The Inland Real Estate Transactions Group, Inc., Daniel L. Goodwin, Robert H. Baum and G. Joseph Cosenza with the Securities and Exchange Commission (the “SEC”) on September 20, 2007 (the “Initial Statement” and together with Amendment No. 1 filed with the SEC on February 22, 2008, and Amendment No. 2, the “Schedule 13D”) in connection with the acquisition of Shares by Inland Mortgage Investment Corp. and Minto Builders (Florida), Inc. and the acquisition of additional Shares by Inland American and IWRRETI.  Capitalized terms used in this Amendment No. 2 without being defined herein have the meanings given to them in the Initial Statement, or the prior amendment, as applicable.

Item 2.	Identity and Background

Appendices A – G of this Schedule 13D regarding the Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of Inland American, IWRRETI, Adviser, IREIC, TIGI, Eagle and TIRETG, respectively, which information is incorporated by reference into this Item 2, are amended and restated in their entirety.

G. Joseph Cosenza has sold all the Shares he beneficially owned and does not have a Sec. 13 reporting obligation with respect to Shares of the Company; therefore, information specific to Mr. Cosenza in Item 2, except for references to Mr. Cosenza in the Appendices in his role as an officer or director of a Reporting Person, is hereby deleted.

In addition, Item 2 of Schedule 13D is hereby amended and supplemented by the addition of the following information:

(a)           Inland Mortgage Investment Corp. (“IMIC”)

(b)           State of Incorporation:  Illinois

Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

(c)           Principal Business:  IMIC is a holding company for the assets of its subsidiaries.

(d)           IMIC has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of IMIC, none of the executive officers and directors of IMIC has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)           IMIC is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which it was a party.  To the knowledge of IMIC, none of the executive officers and directors of IMIC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix H filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of IMIC, which information is incorporated by reference into this Item 2.

(a)           Minto Builders (Florida), Inc. (“MB REIT”)

(b)           State of Incorporation:  Florida
Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

CUSIP No.   140288200

(c)           Principal Business:  MB REIT is a real estate investment trust which invests in and acquires, holds, manages, administers, controls and disposes of real estate assets.

(d)           MB REIT has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of MB REIT, none of the executive officers and directors of MB REIT has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)           MB REIT is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which it was a party.  To the knowledge of MB REIT, none of the executive officers and directors of MB REIT has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix I filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of MB REIT, which information is incorporated by reference into this Item 2.

In addition, the last paragraph of Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Inland American, IWRRETI, Adviser, IREIC, TIGI, Eagle, TIRETG, IMIC, MB REIT, Daniel L. Goodwin and Robert H. Baum, collectively are referred to herein as the “Reporting Persons.”

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

Pursuant to the Inland American Advisory Agreement, Adviser has purchased on behalf of Inland American an additional 208,350 Shares for an aggregate price of $1,677,150 in approximately 23 open-market transactions from February 21, 2008 through July 21, 2008.  The working capital of Inland American and brokerage account margin loans were the sources of consideration for the purchases.

Pursuant to the IWRRETI Advisory Agreement, Adviser has purchased on behalf of IWRRETI an additional 73,250 Shares for an aggregate price of $594,980 in approximately 11 open-market transactions from February 25, 2008 through June 9, 2008.  The working capital of IWRRETI and brokerage account margin loans were the sources of consideration for the purchases.

Pursuant to an investment advisory agreement for discretionary accounts, substantially in the form attached as Exhibit 7.4 to this Schedule 13D, Adviser has purchased on behalf of Benedictine University an additional 36,000 Shares for an aggregate price of $292,518 in approximately 10 open-market transactions from February 25, 2008 through June 16, 2008.  The working capital of Benedictine University and brokerage account margin loans were the sources of consideration for the purchases.

Pursuant to an investment advisory agreement for discretionary accounts, substantially in the form attached as Exhibit 7.4 to this Schedule 13D, Adviser has purchased on behalf of St. Procopius Abbey Endowment 7,000 Shares for an aggregate price of $56,963 in approximately 4 open-market transactions from March 4, 2008 through June 9, 2008.  The working capital of St. Procopius Abbey Endowment and brokerage account margin loans were the sources of consideration for the purchases.

CUSIP No.   140288200

Pursuant to an investment advisory agreement for discretionary accounts, substantially in the form attached as Exhibit 7.4 to this Schedule 13D, Adviser has purchased on behalf of IMIC 4,500 Shares for an aggregate price of $36,478 in approximately 4 open-market transactions from February 29, 2008 through June 9, 2008.  The working capital of IMIC and brokerage account margin loans were the sources of consideration for the purchases.

Pursuant to an investment advisory agreement for discretionary accounts, substantially in the form attached as Exhibit 7.1 to this Schedule 13D, Adviser has purchased on behalf of MB REIT 53,100 Shares for an aggregate price of $403,869 in approximately 16 open-market transactions from June 2, 2008 through July 18, 2008.  The working capital of MB REIT and brokerage account margin loans were the sources of consideration for the purchases.

The last sentence of the second paragraph of Item 3 of the Schedule 13D is hereby replaced in its entirety with the following:

The Inland American Advisory Agreement, the IWRRETI Advisory Agreement and the investment advisory agreements for discretionary accounts by and between Adviser and each of Eagle, IMIC, MB REIT, Daniel L. Goodwin and Robert H. Baum, and Adviser’s clients who are not Reporting Persons, respectively, are collectively referred to in this Schedule 13D as the “Advisory Agreements.”

In addition, the last paragraph of Item 3 of the Initial Statement is hereby replaced in its entirety with the following:

To the knowledge of Inland American, IWRRETI, Adviser, IREIC, TIGI, Eagle, TIRETG, IMIC and MB REIT this Item 3 is inapplicable to the executive officers and directors listed on Appendices A through I, respectively, to the extent those officers and directors are not Reporting Persons, because none of the executive officers and directors who are not Reporting Persons owns any Shares of the Company.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           See response corresponding to row 11 of the cover page of each Reporting Person for the aggregate number of Shares beneficially owned by the Reporting Persons, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page of each Reporting Person for the percentage of Shares beneficially owned by each of the Reporting Persons, which is incorporated herein by reference.  The Adviser makes decisions as to dispositions of the Shares held in the discretionary accounts of the Adviser Clients (as defined below in Item 6) by means of a committee composed of three of the directors of Adviser.  No one officer or director of any of the Reporting Persons, with the exception of Mr. Goodwin, has the ability to direct the disposition of the Shares.

(b)           See responses corresponding to rows seven through ten of the cover page of each Reporting Person for the number of Shares as to which that Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  The Adviser shares the power to vote or direct the vote and the power of disposition with each of the Adviser Clients with respect to the Shares in their respective accounts.

CUSIP No.   140288200

(c)           During the past 60 days, Adviser has effected the following Share transactions for the account of Inland American, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share	Total Purchase Price
June 11, 2008	Buy	14,500	$7.85	$113,813
June 26, 2008	Buy	29,000	$7.74	$224,450
July 3, 2008	Buy	5,000	$7.15	$35,775
July 7, 2008	Buy	4,500	$6.84	$30,783
July 16, 2008	Buy	100	$7.09	$709
July 17, 2008	Buy	3,000	$7.56	$22,684
July 18, 2008	Buy	3,100	$7.46	$23,125
July 21, 2008	Buy	6,000	$7.58	$45,477

During the past 60 days, Adviser has effected the following Share transactions for the account of IWRRETI, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share	Total Purchase Price
June 9, 2008	Buy	4,500	$7.96	$35,954

During the past 60 days, Adviser has effected the following Share transactions for the account of other Adviser Clients who are not Reporting Persons, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share	Total Purchase Price
June 3, 2008	Buy	5,000	$8.12	$40,773
June 3, 2008	Buy	2,000	$8.12	$16,307
June 6, 2008	Buy	7,000	$8.10	$56,906
June 6, 2008	Buy	3,000	$8.10	$24,386
June 9, 2008	Buy	2,000	$7.96	$15,982
June 9, 2008	Buy	500	$7.96	$3,994
June 16, 2008	Buy	6,000	$8.05	$48,479

During the past 60 days, Adviser has effected the following Share transactions for the account of IMIC, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share	Total Purchase Price
June 3, 2008	Buy	500	$8.12	$4,077
June 9, 2008	Buy	500	$7.96	$3,994

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During the past 60 days, Adviser has effected the following Share transactions for the account of MB REIT, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share	Total Purchase Price
June 2, 2008	Buy	3,000	$8.18	$24,644
June 3, 2008	Buy	4,000	$8.12	$32,619
June 6, 2008	Buy	5,000	$8.10	$40,649
June 9, 2008	Buy	3,500	$7.96	$27,965
June 10, 2008	Buy	1,000	$7.92	$7,955
June 11, 2008	Buy	3,000	$7.90	$23,789
June 26, 2008	Buy	5,000	$7.81	$39,203
June 27, 2008	Buy	2,000	$7.50	$15,065
June 30, 2008	Buy	2,000	$7.50	$15,065
July 1, 2008	Buy	2,500	$7.40	$18,580
July 3, 2008	Buy	5,000	$7.15	$35,905
July 7, 2008	Buy	7,100	$6.99	$49,857
July 11, 2008	Buy	1,500	$7.25	$10,925
July 14, 2008	Buy	3,000	$7.20	$21,695
July 15, 2008	Buy	3,000	$7.09	$21,377
July 18, 2008	Buy	2,500	$7.40	$18,580

To the knowledge of Inland American, IWRRETI, Adviser, IREIC, TIGI, Eagle, TIRETG, IMIC and MB REIT,  respectively, none of their executive officers and directors with the exception of Mr. Cosenza, who sold all his 28,000 Shares on June 13, 2008, has effected any transactions in Shares of the Company in the last 60 days.

(d)           None.

(e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The first and third paragraphs of Item 6 are hereby amended and restated in their entirety as follows:

The Adviser purchased the Shares for the accounts of its clients, respectively, pursuant to the terms of the client’s corresponding Advisory Agreement.  The Advisory Agreements provide that Adviser has full discretionary authority with respect to the investment and reinvestment of the assets of the separate accounts that each of Inland American, IWRRETI,  Eagle, IMIC, MB REIT, Daniel L. Goodwin and Robert H. Baum, and Adviser’s other clients that own Shares (collectively, the “Adviser Clients” and each individually, an “Adviser Client”) maintains with Adviser, subject to certain investment guidelines that the Adviser Clients may provide from time to time.  These guidelines take effect generally fifteen days after notice to Adviser.  The Advisory Agreements also provide that the Adviser has the power as an Adviser Client’s proxy and attorney-in-fact to vote, tender or direct the voting or tendering of all of the assets of the accounts of that Adviser Client.  Either party to an Advisory Agreement may terminate that Advisory Agreement upon thirty days’ written notice.  The Inland American Advisory Agreement is attached to this Schedule 13D as Exhibit 7.1, the IWRRETI Advisory Agreement is attached to this Schedule 13D as Exhibit 7.2, and a form of advisory agreement into which each of the other Adviser Clients, except MB REIT,  has entered is attached as Exhibit 7.4 to this Schedule 13D.  MB REIT has entered into an advisory agreement that is substantially the same as Exhibit 7.1.

Inland American, IWRRETI, Adviser, IREIC, TIGI, Eagle, TIRETG, IMIC and MB REIT are separate legal entities.  IREIC sponsored Inland American and IWRRETI.  Adviser is a wholly owned subsidiary of IREIC, which is a wholly owned subsidiary of TIGI, of which Mr. Goodwin is a controlling shareholder.  Eagle is a wholly owned subsidiary of TIRETG, which is a wholly owned subsidiary of TIGI.  IMIC is also a wholly owned subsidiary of TIGI.  MB REIT is a controlled subsidiary of Inland American.  Some of the Reporting Persons have some common officers and directors; however, the boards of directors of Inland American and IWRRETI are each comprised of a majority of independent directors.  An investment committee comprised of three members of the board of directors of Adviser oversees the overall investment strategy and decisions made with respect to the discretionary accounts that Adviser manages within the respective investment guidelines provided to it by its

CUSIP No.   140288200

clients, including Inland American and the other Adviser Clients.  Mr. Goodwin, Mr. Robert D. Parks and Ms. Roberta S. Matlin are the members of this investment committee.  Mr. Goodwin manages the day-to-day operations of Adviser.

Item 7.	Material to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit Number	Exhibit
7.1

The amended Schedule A, dated July 1, 2008, to the Inland American Advisory Agreement, is attached to this Amendment No. 2 as Exhibit 7.1 and replaces in its entirety Schedule A in Exhibit 7.1 as filed with the Initial Statement

7.2

The amended Schedule A, dated July 1, 2008, to the IWRRETI Advisory Agreement, is attached to this Amendment No. 2 as Exhibit 7.2 and replaces in its entirety Schedule A in Exhibit 7.2 as filed with the Initial Statement

7.6	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2008	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	Vice President – Administration

Dated: July 23, 2008	INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

/s/ Steven P. Grimes
	Name:	Steven P. Grimes
	Title:	Chief Operating Officer and Chief Financial Officer

Dated: July 23, 2008	INLAND INVESTMENT ADVISORS, INC.

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	President

Dated: July 23, 2008	INLAND REAL ESTATE INVESTMENT CORPORATION

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	Senior Vice President

Dated: July 23, 2008	THE INLAND GROUP, INC.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: July 23, 2008	EAGLE FINANCIAL CORP.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: July 23, 2008	THE INLAND REAL ESTATE TRANSACTIONS GROUP, INC.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: July 23, 2008	MINTO BUILDERS (FLORIDA), INC.

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title	Vice President

Dated: July 23, 2008	INLAND MORTGAGE INVESTMENT CORP.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: July 23, 2008	DANIEL L. GOODWIN

/s/ Daniel L. Goodwin

Dated: July 23, 2008	ROBERT H. BAUM

/s/ Robert H. Baum

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Appendices A – G to this Schedule 13D are hereby amended and restated in their entirety.  Appendix H and I are supplemented to this Schedule 13D:

General Note Regarding Appendices A – I

For purposes of Item 2(c) as it pertains to an executive officer or director of one of the Reporting Persons whose principal employer is Inland Real Estate Investment Corporation (“IREIC”) or The Inland Group, Inc. (“TIGI”), the principal business of each of those corporations is providing property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other services related to real estate.  IREIC is the sole shareholder of Inland American Business Manager & Advisor, Inc.  The principal business of Inland American Business Manager & Advisor, Inc. is overseeing and managing Inland American’s day-to-day operations, including identifying potential investment opportunities in real estate assets and assisting the board in evaluating those opportunities; preparing regulatory filings and other reports required by law; administering bookkeeping and accounting functions; and undertaking and performing all services and activities necessary and proper to carry out Inland American’s investment objectives.

Appendix A

Executive Officers and Directors of Inland American

Names and Titles of Inland American Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
J. Michael Borden, Director

President and Chief Executive Officer of Freedom Plastics, Inc., Rock Valley Trucking Co., Inc., Total Quality Plastics, Inc., Rock Valley Leasing, Inc., Hufcor Inc., Airwall, Inc. and Soft Heat; Chief Executive Officer of Hufcor Asia Pacific in China and Hong Kong, Marashumi Corp. in Malaysia, Hufcor Australia Group, and F. P. Investments.

Hufcor, Inc. P.O. Box 591 Janesville, WI 53547 United States Citizen

Thomas F. Glavin, Director

Owner of Thomas F. Glavin & Associates, Inc., a certified public accounting firm started in 1988, and partner in Gateway Homes, which has zoned, developed and managed a 440 unit manufactured home park in Frankfort, Illinois as well as single family home sites.

414 Plaza Drive, Suite 304 Westmont, IL 60551 United States Citizen

Brenda G. Gujral, and President Director	Chief Executive Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

David Mahon, Director

Managing Director of GE Antares Capital and one of GE Antares’ senior deal professionals in leveraged finance; works in capital markets where he is responsible for structuring and syndicating GE Antares’ transactions.

GE Antares Capital 500 West Monroe Street Chicago, IL 60661 United States Citizen

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Thomas F. Meagher, Director	Principal stockholder and Chairman of Professional Golf Cars of Florida; serves on the board of directors of The Private Bank of Chicago, DuPage Airport Authority and the TWA Plan Oversight Committee.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Chairman of the Board; Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Paula Saban, Director

President and principal stockholder in Newport Distribution, Inc., a construction products company.

Recently retired from Bank of America as Senior Vice President/Private Client Manager with Bank of America’s Private Bank and Banc of America Investment Services, Inc. where she managed a diverse client portfolio; responsible for client management and overall client satisfaction.

807 Tory Court Schaumburg, IL 60173 United States Citizen

William J. Wierzbicki, Director

Registered Professional Planner in the Province of Ontario, Canada; sole proprietor of “Planning Advisory Services,” a land-use planning consulting service providing consultation and advice to various local governments, developers and individuals; Chairman of the Sault North Planning Board, which is responsible for land-use planning for 32 unorganized townships north of the city of Sault Ste. Marie; independent director on the Sault Area Hospital board of directors and sits on that board’s New Hospital Planning Committee and the Quality and Performance Committee.

28 Tadcaster Place Sault Ste. Marie, Ontario Canada P6B 5E4 Canadian Citizen

Roberta S. Matlin, Vice President – Administration	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Lori Foust, Treasurer and Principal Financial Officer

Treasurer and Principal Financial Officer of Inland American; Chief Financial Officer of Inland American Business Manager & Advisor, Inc.; principally employed by Inland Real Estate Investment Corporation.

2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Scott W. Wilton, Secretary

Secretary of Inland American; Assistant Vice President of The Inland Real Estate Group, Inc.; Secretary of Inland Real Estate Exchange Corporation; Secretary of Inland American Business Manager & Advisor, Inc.; principally employed as Assistant Counsel with The Inland Real Estate Group, Inc. law department, which provides legal services, including drafting and negotiating real estate purchase and sales contracts, leases and other real estate or corporate agreements and documents, performing due diligence, and rendering legal opinions.

2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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Jack Potts, Principal Accounting Officer	Principal Accounting Officer of Inland American and Chief Accounting Officer of Inland American Business Manager & Advisor, Inc.; principally employed by Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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Appendix B

Executive Officers and Directors of IWRRETI

Names and Titles of IWRRETI Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Kenneth H. Beard, Director	President and chief executive officer of Midwest Mechanical Group, a mechanical construction and service company.	Midwest Mechanical Group 540 Executive Drive Willowbrook, Illinois 60527 United States Citizen

Frank A. Catalano, Jr., Director	President of Catalano & Associates, a real estate company that includes brokerage, property management and rehabilitation and leasing of office buildings.	Catalano & Associates 105 South York Road, Suite 200 Elmhurst, Illinois 60126 United States Citizen

Paul R. Gauvreau, Director

Retired chief financial officer, financial vice president and treasurer of Pittway Corporation, a New York Stock Exchange listed manufacturer and distributor of professional burglar and fire alarm systems and equipment.

4483 RFD Long Grove, Illinois 60047 United States Citizen

Gerald M. Gorski, Director	Partner in the law firm of Gorski and Good located in Wheaton, Illinois, practicing governmental law.	211 S. Wheaton Ave., Suite 305 Wheaton, Illinois 60187 United States Citizen

Brenda G. Gujral, Director	Chief Executive Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Richard P. Imperiale, Director	President, Forward Uniplan Advisors, money management firm.	Forward Uniplan Advisors, Inc. 22939 West Overson Road Union Grove, Wisconsin 53182 United States Citizen

Kenneth E. Masick, Director	Partner, Wolf & Company, LLP, public accounting firm.	Wolf & Co. 2100 Clearwater Drive Oak Brook, Illinois 60523 United States Citizen

Barbara A. Murphy, Director	Chairwoman of the DuPage Republican Party, member of the Illinois Motor Vehicle Review Board and a member of the Matrimonial Fee Arbitration Board.	850 Saddlewood Glen Ellyn, Illinois 60137 United States Citizen

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Niall J. Byrne, Vice President	Vice President, Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Shane C. Garrison, Chief Investment Officer	Chief Investment Officer, Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Steven P. Grimes, Chief Operating Officer and Chief Financial Officer	Chief Operating Officer and Chief Financial Officer, Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Dennis Holland, General Counsel and Secretary	General Counsel and Secretary, Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

James Kleifges, Chief Accounting Officer	Chief Accounting Officer, Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Michael J. O’Hanlon, President and Chief Executive Officer	President and Chief Executive Officer, Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Chairman and Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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Appendix C

Executive Officers and Directors of Adviser

Names and Titles of Adviser Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Brenda G. Gujral, Director and Vice President	Chief Executive Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Roberta S. Matlin, Director and President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Daniel L. Goodwin, Director	Chairman and President, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Catherine L. Lynch, Treasurer and Secretary	Treasurer and Secretary, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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Appendix D

Executive Officers and Directors of IREIC

Names and Titles of IREIC Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Daniel L. Goodwin, Director	Chairman and President, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert H. Baum, Director	Vice Chairman, Executive Vice President and General Counsel of The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Brenda G. Gujral, Director & Chief Executive Officer	Chief Executive Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Roberta S. Matlin, Director & Senior Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Catherine L. Lynch, Treasurer and Secretary	Treasurer and Secretary, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

George A. Pandaleon, Senior Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Ulana B. Horalewskyj, Senior Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

George Adamek, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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Marianne Jones, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Guadalupe Griffin, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Dawn M. Williams, Vice President- Marketing	Vice President-Marketing, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Sandra Perion, Vice President-Operations	Vice President-Operations, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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Appendix E

Executive Officers and Directors of TIGI

Names and Titles of TIGI Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Daniel L. Goodwin, Chairman and President	Chairman and President, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert H. Baum Vice Chairman, Executive Vice President and General Counsel	Vice Chairman, Executive Vice President and General Counsel, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

G. Joseph Cosenza, Vice Chairman	Vice Chairman, The Inland Group, Inc.; President, Inland Real Estate Acquisitions, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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Appendix F

Executive Officers and Directors of Eagle

Names and Titles of Eagle Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Daniel L. Goodwin, President and Director	Chairman and President, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Kiran C. Joshi, Director and Vice President	Director and Vice President, Inland Real Estate Acquisitions, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Alan F. Kremin, Director, Treasurer and Secretary	Director, Chief Financial Officer, Treasurer and Secretary, The Inland Real Estate Transactions Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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Appendix G

Executive Officers and Directors of TIRETG

Names and Titles of TIRETG Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Daniel L. Goodwin, President and Director	Chairman and President, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert H. Baum, Director and Vice President	Vice Chairman, Executive Vice President and General Counsel, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Alan F. Kremin, Director, Chief Financial Officer, Treasurer and Secretary	Director, Chief Financial Officer, Treasurer and Secretary, The Inland Real Estate Transactions Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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Appendix H

Executive Officers and Directors of IMIC

Names and Titles of IMIC Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Robert H. Baum, Director	Vice Chairman, Executive Vice President and General Counsel of The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Daniel L. Goodwin, Director and President	Chairman and President of The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Frances C. Panico, Director and Senior Vice President	Director and President of Inland Mortgage Servicing Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Raymond E. Petersen, Director and Senior Vice President	Director and President of Inland Mortgage Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Gale A. Evans, Assistant Vice President and Assistant Secretary	Senior Vice President and Assistant Secretary of Inland Mortgage Servicing Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Christin Snow, Controller	Controller of Inland Mortgage Investment Corp.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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Appendix I

Executive Officers and Directors of MB REIT

Names and Titles of MB REIT Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Lori Foust, Director & Treasurer	Treasurer and Principal Financial Officer of Inland American; Chief Financial Officer of Inland American Business Manager & Advisor, Inc.; principally employed by IREIC.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Alan Greenberg, Director

Executive of the Minto Group Inc., a fully integrated real estate development, construction and management company with operations in Florida and Ottawa and Toronto, Canada, that (i) provides residential and commercial accommodations, (ii) builds new homes, (iii) manages residential rental homes and apartments in Ottawa and Toronto (iv) carries a commercial portfolio of office, retail and industrial space and (v) owns and operates Minto Suite Hotel, a hotel in downtown Ottawa.

2239 Yonge Street, Toronto, Ontario Canada Canadian Citizen

Brenda G. Gujral, Director & President	President and Chief Operating Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

J. Eric McKinney, Director	Executive of the Minto Group Inc.	300-427 Laurier Avenue West, Ottawa, Ontario, Canada Canadian Citizen

Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Roberta S. Matlin, Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Scott W. Wilton, Secretary

Secretary of Inland American; Assistant Vice President of The Inland Real Estate Group, Inc.; Secretary of Inland Real Estate Exchange Corporation; Secretary of Inland American Business Manager & Advisor, Inc.; principally employed as Assistant Counsel with The Inland Real Estate Group, Inc. law department, which provides legal services, including drafting and negotiating real estate purchase and sales contracts, leases and other real estate or corporate agreements and documents, performing due diligence, and rendering legal opinions.

2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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